Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2390)

(1) RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORISED REPRESENTATIVE; AND

(2) APPOINTMENT OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORISED REPRESENTATIVE

RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORISED REPRESENTATIVE

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of Zhihu Inc. (the “Company”) announces that Mr. Wei Sun (“Mr. Sun”) resigns as an executive Director (the “Executive Director”), the chief financial officer (the “Chief Financial Officer”) and the authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Section 786 of the Hong Kong Companies Ordinance (Cap.622) (the “Authorised Representative”) with effect from December 31, 2022.

Mr. Sun confirmed that (i) he has no disagreement with the Board; and (ii) there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express their sincere gratitude to Mr. Sun for his significant contributions to the Company in the past four years.

APPOINTMENT OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORISED REPRESENTATIVE

The Board is pleased to announce the appointment of Mr. Henry Dachuan Sha (“Mr. Sha”) as an Executive Director, the Chief Financial Officer and the Authorised Representative with effect from December 31, 2022.

Set out below is the biographical details of Mr. Sha:

Mr. Sha, aged 37, has been appointed as an Executive Director and Chief Financial Officer since December 2022. Prior to joining the Company, he served as the chief financial officer of Quwan Holding Limited between October 2020 and December 2022. From September 2017 to December 2019, Mr. Sha served as the chief financial officer of Huya Inc. (NYSE: HUYA). Before his corporate career, he served as a director of Greenwoods Asset Management from May 2015 to August 2017. Mr. Sha worked in China Media Capital from August 2013 to August 2014. He worked in the Investment Banking Division of Goldman Sachs from August 2011 to August 2013. Mr. Sha received a bachelor’s degree in electronic engineering and a bachelor’s degree in accounting from Fudan University in the PRC in July 2008 and July 2009, respectively.

Mr. Sha will enter into a service agreement in respect of his appointment as an Executive Director and the Chief Financial Officer with the Company for an initial fixed term of three years, and such appointment will continue thereafter unless terminated in accordance with the terms of the agreement. Pursuant to the articles of association of association of the Company, Mr. Sha shall hold office only until the first general meeting of the Company and then shall be eligible for re-election at such meeting. Mr. Sha is entitled to a remuneration of HK$200,000 per month, which is determined with reference to his duties, responsibilities and experience.

Save as disclosed above, Mr. Sha (i) does not hold any other positions with the Company or any members of the Group; (ii) does not have any relationship with any Directors, senior management or substantial shareholders or the controlling shareholders (has the meaning as defined under the Listing Rules) of the Company; (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) has not held any other directorships in any other listed public companies in the last three years as of the date of this announcement.

Saved as disclosed above, as of the date of this announcement, there was no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters relating to the proposed appointment of Mr. Sha as an Executive Director that need to be brought to the attention of the shareholders of the Company.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, January 2, 2023

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as Executive Directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-Executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-Executive Directors.

2